UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

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[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Publicly Held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF EXECUTIVE OFFICERS

HELD ON JUNE 23, 2010

DATE, TIME AND PLACE:

June 23, 2010, at 10:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”), located at Avenida Presidente Juscelino Kubitschek, 2041 e 2235, Bloco A, in the City of São Paulo, State of São Paulo.

ATTENDANCE:

All the undersigned members of the Board of Executive Officers.

SUMMON:

The meeting was duly convened as provided for in Article 21 of the Company’s Bylaws.

BOARD:

Pursuant to Article 21, paragraph one of the Company’s Bylaws, the meeting was chaired by Mr. Carlos Alberto López Galán, Vice-President Executive Officer, who invited Mr. Reginaldo Antonio Ribeiro, Company’s Officer without a Specific Designation, to act as the Secretary.

AGENDA:

Aprove Officers proposal for the declaration of: 1) Interest on the Company´s capital related to  second quarter of 2010; and 2) Interim dividends related to the first quarter of 2010.

RESOLUTIONS TAKEN:

After examining and discussing the matters of the Agenda, the Company’s Executive Officers, unanimously and without any restrictions, decided to submit for approval of the Board of Directors, under article 17, items X and XVIII of the Company’s Bylaws, in a meeting to be held on next June 30, 2010, proposal for the declaration, ad referendum of the Company´s Ordinary Shareholders Meeting to be held on 2011, of: 1) Interest on the Company´s Capital, related do the second quarter of 2010, in the gross amount of R$ 400,000,000.00 (four hundred million reais), corresponding to R$ 0.957706816 per batch of one thousand (1,000) ordinary shares, R$ 1.053477498 per batch of one thousand (1,000) preferred shares, and R$ 105,347749780 per batch of one thousand (1,000) Units, which after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ 0.814050794 per batch of one thousand (1,000) ordinary shares, R$ 0.895455873 per batch of one thousand (1,000) preferred shares, and R$ 89.545587313 per batch of one thousand (1,000) Units, except for immune and/or exempt shareholders; and 2) Interim dividends related to the first quarter of 2010, pursuant to article 35, item II, of the Company’s Bylaws, based on the profits determined in the balance sheet prepared specifically for this purpose, on March 31, 2010, in the amount of R$ 500,000,000.00 (five hundred million reais), corresponding to R$ 1.197133520 per batch of one thousand (1,000) ordinary shares, R$ 1.316846872 per batch of one thousand (1,000) preferred shares, and R$ 131.684687200 per batch of one thousand (1,000) Units.

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[Free English Translation]

The Company´s Board of Officers proposes that shareholders registered in the Company’s books at the end of June 30, 2010, date which such proposal shall be submitted to the approval of the Company´s Board of Directors, shall be entitled to the interests on the company’s capital and interim dividends herein proposed. Therefore, as of July 01, 2010, including, the Company’s shares shall be traded “ex-dividends/interests on capital”.

The President of the Board clarified that the amount of the interests on capital and interim dividends hereby proposed, if approved, shall be fully included in the mandatory dividends to be distributed by the Company in relation to the fiscal year of 2010, and shall be paid from August 25, 2010, according to the Notice to the Shareholders to be published, without any compensation as monetary correction.

Finally the President of the Board recorded in the Minutes that the payment of the interest on capital related to the first quarter of 2010, approved in the Company´s Board of Officers and Directors meetings held on March 15, 2010, at 11 a.m., and March 22, 2010, at 4 p.m., respectively, shall also be made from August 25, 2010.

CLOSING:

There being no further matters to be resolved, the Meeting was closed and these Minutes were prepared, which was signed by the attended Officers: José de Menezes Berenguer Neto, Senior Vice-Presidente Executive Officer; Carlos Alberto López Galán, Vice-Presidente Executive Officer; Arnaldo Penteado Laudisio, José Roberto Machado Filho, Luciane Ribeiro, Luís Felix Cardamone Neto, Marco Antonio Martins de Araújo Filho, Marcos Matioli de Souza Vieira, Pedro Carlos Araújo Coutinho, Wagner Augusto Ferrari, Executive Officers; Amancio Acurcio Gouveia, Luiz Felipe Taunay Ferreira e Reginaldo Antonio Ribeiro, Officers Without a Specific Designation.

I certify that this transcription is a true copy of the minutes drawn up in

Book of Minutes of the Company’s Board of Executive Officers Meetings.

Reginaldo Antonio Ribeiro

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 23, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer